UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 22, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Central Vermont Public Service Corporation

File No. 001-08222 - CF# 26446

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   Central Vermont Public Service Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 2, 2011.

   Based on representations by Central Vermont Public Service Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit 99.1   through February 25, 2021

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

         Brigitte Lippmann
         Special Counsel